Mail Stop 4561

August 6, 2009

Guy Gecht
Chief Executive Officer
Electronics for Imaging, Inc.
303 Velocity Way
Foster City, CA 94404

> **Re:** **Electronics for Imaging, Inc.**
> **Form 10-K for the Fiscal Year Ended December 31, 2008**
> **File No. 000-18805**

Dear Mr. Gecht:

We have reviewed your response letter dated July 10, 2009 in connection with the above-referenced filings and have the following comment. If indicated, we think you should revise your document in response to this comment. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments. Unless otherwise noted, where prior comments are referred to they refer to our letter dated June 25, 2009.

Form 10-K for the Year Ended December 31, 2008

Notes to Consolidated Financial Statements

Note 4. Goodwill and Long-lived Intangible Asset Impairment, page 74

1. We note that the Company's book value at June 30, 2009 (as indicated in your July 29, 2009 Form 8-K) has remained below your market capitalization for the majority of the first six months of fiscal 2009. Tell us how you considered whether this is a triggering event that will require or has required you to reassess your goodwill for impairment. Also, please explain further the following regarding your impairment analysis and include such information in future filings:

    *   Explain how management selected the various methodologies used in your analysis (income approach for Inkjet unit and market approach for the

Controllers and Apps units) as being the most meaningful for each reporting unit;

- Tell us how you identify the comparable companies used in your analysis for both the Controllers and APPS reporting units;
- Tell us the amount of the control premium used in your valuation analysis and the supporting objective evidence for the adjustment;
- Tell us how you determined the adequacy of the assumptions used in your discounted cash flow analysis for the Inkjet unit. In this regard, we note that the Company assumed a five-year forecast of annual revenue growth rates ranging from (11%) to 12% and the actual growth rate for the first quarter of fiscal 2009 was approximately (40%);
- Disclose the amount of goodwill allocated to each reporting unit;
- Provide the carrying value and fair value for each reporting unit as of the date of your most recent step-one test. Alternatively, disclose the percentage by which the fair values exceed the carrying values for each unit;
- For those reporting units in which the fair values do not exceed their carrying values by significant amounts, describe the potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions used in determining fair value.

* * * * * * *

Please respond to this comment within 10 business days or tell us when you will provide us with a response. Please submit all correspondence and supplemental materials on EDGAR as required by Rule 101 of Regulation S-T. If you amend your filing(s), you may wish to provide us with marked copies of any amendment to expedite our review. Please furnish a cover letter that keys your response to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing any amendment and your response to our comment.

You may contact Jason Niethamer, Senior Staff Accountant, at (202) 551-3855, if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Evan Jacobson, Staff Attorney, at (202) 551-3428 or Barbara Jacobs, Assistant Director at (202) 551-3730. If you need further assistance, you may contact me at (202) 551-3730.

Sincerely,

/s/ Kathleen Collins

Kathleen Collins
Accounting Branch Chief